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[LOGO]                              Kate Johnson - Second Vice President
                                    Life & Annuity, SEC Compliance
                                    One American Row Hartford, CT 06102-5056
                                    (860) 403-5685 Fax: (860) 403-5239
                                    Toll Free: 1-800-349-9267 (press 1, then 1)
                                    Email: Kate.Johnson@phoenixwm.com

May 13, 2008

Mr. Min Oh
Staff Attorney
Office of Insurance Products
Division of Investment Management
U. S. Securities and Exchange Commission
Mail Stop 4644
100 F Street, NE
Washington, DC 20549-4644

RE:Phoenix Life Insurance Company:

Phoenix Life Variable Accumulation Account Post-Effective Amendment No. 15 to Registration on Form N-4

File Nos. 333-68872 and 811-03488

Dear Mr. Oh:

Below please find our responses to the staff's comments taken by phone on April 8, 2008 and further discussed on April 18, 2008. Although the staff requested a responsive correspondence filing on or prior to the effectiveness date of Post-Effective Amendment No. 17 to the referenced registration statement, internal and vendor constraints prevented us from providing the response in that timeframe. We did discuss our proposed responses to comments 1, 3, 4(c) and 13(c) with the staff prior to filing Post-Effective Amendment No. 17. New and revised disclosure described in this letter was included in Post-Effective Amendment No. 17 to the registration statement filed with the Commission on May 1, 2008.

1. Please disclose to the staff whether there are any types of guarantees or support agreements with third parties to support any of the company's guarantees under the policy or whether the company will be primarily responsible for paying out on any guarantees associated with the policy.

       RESPONSE: There are no guarantees or support agreements with third parties to support any of the company's obligations under the policy.

2. Confirm that the term "investment option" as a replacement for "subaccount" has been used consistently throughout the document.

       RESPONSE: We have reviewed the document to correct erroneous references to "subaccount".

3.     "Summary of Expenses" Section

    a. Round all percentages to the nearest hundredth;

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       RESPONSE: We have rounded the percentages in this section to the nearest hundredth and have added a footnote where actual charges are lower to so indicate.

    b. Correct redundancy of the information related to the transfer charge in the table.

       RESPONSE: We have revised the table accordingly.

    c. Show the maximum charge before the current charge in the charges for optional benefits.

       RESPONSE: While we do not believe the original placement of the current charge obscured or impeded the understanding or disclosure of the maximum charge, we have revised the presentation to show the maximum charge before the current charge.

    d. Delete the word "total" from the line item that currently reads "Net Total Annual Fund Operating Expenses".

       RESPONSE: We have made the requested change.

    e. Confirm that the language preceding example 1 is correct.

       RESPONSE: Under the contract, surrender charges may apply if amounts are surrendered or are annuitized before the maturity date. We have confirmed that the language preceding example 1 is accurate and will continue to evaluate whether the words "or annuitize" should be added to the language preceding example 2 for clarification. If we determine that such clarification is necessary, we will make this clarification in a subsequent filing.

    f. Regarding footnote 5, describe what "other amounts" are and describe the relationship these amounts would have, if any, if elected at issue.

       RESPONSE: We have added responsive disclosure to footnote 5.

4. a. Page 16. Note the redundancy of the last bullet prior to the section entitled "Withdrawals".

       RESPONSE: We do not believe the disclosure is entirely redundant since the preceding bullet relates to the required use of an asset allocation program with certain guaranteed benefits. However, we have noted this section for potential revision in the future.

    b. To achieve consistency with the third bullet, note the Guaranteed Minimum Accumulation Benefit Fee in place for contracts issued before October 11, 2004.

       RESPONSE: We have added a footnote to the current fees for the guaranteed benefits in the table of "Optional Benefits Fees" directing the reader to the Annuity Operations Division for information about rates in effect in prior periods.

    c. Clarify that for states that require a refund of all purchase payments upon exercise of the right to return, contract owners will receive a return of the greater of purchase payments or contract value.

       RESPONSE: We have added disclosure to the section entitled "Free Look Period" on page 19 to indicate that, if we utilize the Temporary Money Market Amendment with a contract issued in a state that requires return of premium upon a contract owner's exercise of the right to cancel, we will return the greater of premiums paid and contract value. We respectfully note that we are not currently utilizing the Temporary Money Market Amendment but need to preserve

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       our ability to do so should market conditions warrant. We further respectfully note that applying this refund calculation to any "free look" in a return of premium state would require unanticipated changes to our administrative systems and refiling of contract forms in the applicable states.

5. "Financial Highlights" section, explain the basis for providing only two sets of condensed financial information.

       RESPONSE: Death Benefit Option 3 under the contract was discontinued for new sales effective May 1, 2007, and that fact is communicated in several places in the prospectus. Additionally, there were no sales of this death benefit option prior to its discontinuation.

6. Coordinate the disclosure on page 19, "Financial Statements", with that included on page 21 regarding the availability of the general account assets to support the obligations of Phoenix Life Insurance Company.

       RESPONSE: We respectfully decline to incorporate this comment as we believe each disclosure is appropriate and that they are not in conflict. The disclosure contained in the "Financial Statements" section relates to the relevance of the financial statements to the registration statement for the variable product itself; whereas the disclosure in the section entitled "Phoenix and the Separate Account" addresses the relationship of the general account to the obligations of Phoenix Life Insurance Company with respect to all insurance and annuity contracts sold by the Company.

7. Add bold face to the last sentence of the section entitled "The Variable Investment Options" on page 22.

       RESPONSE: We have made the requested change.

8. a. Note in the "Summary" section that withdrawals from the Guaranteed Interest Account must be taken over a four-year period.

       RESPONSE: We have added the requested disclosure.

    b. Disclose the current maximum GIA percentage applicable to contracts issued after March 31, 2003.

       RESPONSE: We respectfully decline to add the current maximum percentage as we believe the existing disclosure is materially accurate and complete. The existing disclosure specifies the maximum GIA percentage that could be applied in any case and also notes that the applicable percentage is contained in the contract. We have added disclosure to the sixth bullet in the "Allocation of Premiums and Contract Value" portion of the "Contract Summary" to indicate that the applicable maximum GIA percentage is found on a contract's specifications page.

9. a. Page 25, "Deductions and Charges." Please clarify the maximum "Guaranteed Minimum Income Benefit" fee for riders issued at various times.

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       RESPONSE: We have validated that the existing disclosure indicating that the maximum fee for the rider is 1.00% is accurate regardless of when the rider was issued. We are considering adjusting this disclosure in a future post-effective amendment to simplify the presentation of rates that had been in effect in prior periods.

    b. Please add disclosure regarding the impact of the optional reset on the fee for the GMWB.

       RESPONSE: We will adjust this disclosure to address this comment in a future post-effective amendment to this registration statement.

    c. Page 27, "Mortality and Expense Risk Fee." Expand the disclosure in the last paragraph to explain the basis for the disclosure.

       RESPONSE: We will adjust this disclosure to address this comment in a future post-effective amendment to this registration statement.

    d. Pages 27, 28. Reconcile information and disclose whether amounts deducted from contract value to cover surrender charges are themselves subject to a surrender charge.

       RESPONSE: We will adjust this disclosure to address this comment in a future post-effective amendment to this registration statement.

    e. Add disclosure of the potential for premium tax to the "Summary of Expenses" section.

       RESPONSE: We have added a footnote to the "deferred surrender charge" description contained in the "Summary of Expenses" section highlighting the potential for imposition of premium tax upon surrender.

10. a. Page 32, Please add the phrase "except as described below" to the first sentence of the first full paragraph.

       RESPONSE: We have added the disclosure.

    b. Page 33, "Program Required for GMAB and GMWB". Given the deletion of the first full sentence on page 33, clarify whether or when time restrictions apply to making changes among or within a program.

       RESPONSE: We have deleted conflicting disclosure that had appeared on page 37 so the disclosure is now clear that there are no time restrictions affecting a contract owner's ability to select or make an allowable change within an asset allocation program.

    c. Page 33, "Phoenix-Ibbotson Strategic Asset Allocation". Revise the disclosure regarding the effect of the change to the rebalancing program that was effective on September 10, 2007.

       RESPONSE: We have clarified the disclosure.

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    d. Page 34. Regarding the "Asset Rebalancing" feature, please disclose whether there is a charge associated for this feature.

       RESPONSE: We have added disclosure indicating that there is no charge for this feature.

    e. (i) Clarify the last paragraph on page 35.

       RESPONSE: We have clarified the disclosure regarding the effect of an early termination of an Enhanced Dollar Cost Averaging Program on the interest rate credited during the program's duration.

    e. (ii) Clarify the similarities and differences between the DCA and the Enhanced DCA programs.

       RESPONSE: We have added clarifying disclosure explaining the similarities and differences between these programs.

    f. Delete all references to MVA.

       RESPONSE: We have deleted all references to MVA.

11. "Optional Riders". Consider adding examples showing how the formulas work.

       RESPONSE: Due to the short timeframe from receipt of this comment to the date on which we were required to file our annual updating amendment we were not able to develop arithmetic examples for use in the prospectus. We will consider adding such examples in a future post-effective amendment.

12. Page 37, "Guaranteed Minimum Accumulation Benefit". Please reconcile the second to last sentence of the first paragraph with the third paragraph.

       RESPONSE: We do not believe the disclosures cited are in conflict. Currently, the Guaranteed Minimum Accumulation Benefit rider is available only at contract issue. However, we have designed certain disclosure to minimize the amount of disclosure revision necessary in the event we make benefits available on a post-issue basis.

13. a. Page 39. Note the circular definition of "guaranteed annuitization value" and also confirm whether the guaranteed annuitization value is accumulated at an annual effective rate for people over age 80.

       RESPONSE: We have noted the comment with respect to the definition of "guaranteed annuitization value" and will consider revising this definition in a future post-effective amendment. The annual effective rate is set to zero on the contract anniversary following the older annuitant's age 80.

    b. Page 41, "GMIB Annuity Payment Options". Please confirm to whom remaining annuity payments will be paid under Options A and F if the annuitant or joint annuitant dies before the end of the period certain.

       RESPONSE: We have clarified that remaining annuity payments remaining under Options A and F will be paid to the beneficiary.

    c. Note that any material variations among the various jurisdictions where the contracts are offered and sold should be disclosed. For example, note where certain riders are not effective.

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       RESPONSE: We have validated that all currently offered optional benefit riders are available in all states in which the contract is offered for sale.

14. a. Page 45, "Roll-Up". Given the filing's effective date, revise the date shown in the disclosure regarding the "roll-up".

       RESPONSE: We have revised this disclosure to clarify that the applicable roll-up percentage is determined based on a contract's issue date.

    b. With respect to "Version I" of the GMWB, disclose the interaction between the surrender charge and withdrawals when the rider is in effect for a contract.

       RESPONSE: We have added disclosure in "Charges and Deductions" to indicate how the rider fee is deducted and the impact of surrendering the contract on a date other than the contract anniversary on the deduction of the rider fee.

    c. Page 49, under "Contract Value reduced to Zero", clarify the unit of measurement that results from the formula to determine the benefit payment duration.

       RESPONSE: We have noted this comment and will attempt to revise this disclosure in a future post-effective amendment to this registration.

    d. Pages 46 and 49, sections entitled "Contract Value Reduced to Zero". Please explicitly disclose which is a return of principal GMWB and which is a lifetime GMWB.

       RESPONSE: We have added disclosure to the introduction of the New York GMWB 5/New York GMWB 7 to indicate that it is not a "lifetime" GMWB.

    e. Page 47. The prospectus lists the current figure for benefit amount percentage. Revise the prospectus to clarify the circumstances under which the percentage could change and the scope of the change. Do not use capitalized terms until they are defined.

       RESPONSE: We have noted these comments and will attempt to revise this disclosure in a future post-effective amendment to this registration.

15. Confirm that the disclosure in the "Legal Proceedings" and "Federal Income Taxes" sections are current.

       RESPONSE: We have revised those disclosures as part of our annual update process. The revised disclosures are included in Post-Effective Amendment No. 17 to the registration statement.

16.    Provide Tandy Representations.

       The Registrant acknowledges that:

      . the Registrant is responsible for the adequacy and accuracy of the disclosure in its filings;

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      .   staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

      . the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me with any questions.

Sincerely,

/s/ Mary K. Johnson
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Mary K. (Kate) Johnson

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